July 11, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Eddie Kim/ Mr. Dietrich King

Re:	Kaival Brands Innovations Group, Inc.
Registration Statement on Form S-3 Submitted June 16, 2025
File No. 333-288091

Dear Mr. Kim and Mr. King:

On behalf of Kaival Brands Innovations Group, Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of July 1, 2025, with respect to the Company’s Registration Statement on Form S-3 (the “Form S-3”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Amendment No. 1 to the Form S-3 (the “S-3”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Form S-3 filed June 16, 2025

Business Summary, page 2

1.	We note your reference to the Merger Agreement entered into by, among others, the Company, Delta, and Pubco. We also note the filing of Form F-4 by Delta on January 8, 2025, and an amendment thereto filed on March 26, 2025, as well as reference therein to the Merger Agreement. Please update the prospectus to reflect the current status of your pending merger with Delta.

Response: Since (i) the Form S-3 only contains the base prospectus which will be a part of every offering related to the Form S-3, (ii) the Company would not want to amend the base prospectus for every shelf offering to update the status of merger; and (iii) no offering will be made without the filing of a prospectus supplement, the Company respectfully requests that the Staff allow the Company to disclose the current status of the merger in the prospectus supplement it files for each shelf offering..

2.	Given the pending merger, please provide us with your legal analysis as to whether pro forma financial statements of Pubco and/or Delta are required to be filed with your registration statement. For guidance, refer to Section 3100 of the Division of Corporation Finance Financial Reporting Manual.

Response: The Company requests that the staff allow the Form S-3 to go effective without the inclusion of pro forma financial statements of Pubco and/or Delta for the following reasons:

1.	The Merger Agreement provides for the acquisition of the Company by Delta whereby upon the consummation of the merger, the Company would be a wholly-owned subsidiary of Pubco. The Company does not believe Rule 3-05 of Regulation S-X or Section 3100 of the SEC Financial Reporting Manual require it to provide proforma financial information for the acquiring company (Pubco or Delta) in its registration statements. Rule 3-05 of Regulation determines when financial statements are to be included in registration statements when businesses acquired. Since the Company is not acquiring a business, Rule 3-05 does not require the Company to include pro forma financial information in the Form S-3. Also, none of the provisions of Section 3100 of the SEC Financial Reporting Manual apply to the acquisition of the Company by Delta. Section 3110 applies to acquisitions by the reporting company, Section 3120 applies to dispositions of portions of the reporting company’s business (in the instant case, unlike the situations Section 3120 relates to, the Company itself would sold and it would no longer be a reporting company), Section 3140 relates to roll up transactions, Section 3150 relates to situations where the registrant was previously part of another entity and none of the situations outlined in Section 3160 describe the transactions contemplated by the Merger Agreement.

2.	The Company believes that the merger is not probable and therefor pro forma financial information are not required to be included in the Form S-3. The merger is not probable for the following a number of reasons:

(a) The outside date has occurred. The Merger Agreement was signed on September 23, 2024 and included an outside date of February 15, 2024, for its closing. None of the parties believed that it would be reasonable for the Merger Agreement transactions to close after that date. Pursuant to the termination provisions of the Merger Agreement, the Merger Agreement may be terminated at any time after February 15, 2025.

(b) Amendment to the Merger Agreement. Before the merger can be completed, an amendment to the Merger Agreement will need to be signed that extends the outside date and provides for changes to material terms, including economic terms that been requested by the parties. No agreement has been made on the amendment of any of these terms and the Company does not have confidence that such an agreement will be reached.

(c) Delays in filing Delta’s F-4 registration statement. An amendment to Delta’s registration statement, which responds to an SEC comment letter dated April 11, 2025 has not been filed because the audit of Delta’s December 31, 2024 financial statements is not complete and the Company is not confident of the timing of such audit’s completion.

Exhibits

3.	Please file a form of indenture as an exhibit to the registration statement prior to requesting effectiveness. Refer to Questions 201.02 and 201.04 of the Trust Indenture Act of 1939 Compliance and Disclosure Interpretations.

Response: The Company confirms that a form of indenture has been filed as Exhibit 4.2 to the S-3.

General

4.	Please refer to your amended registration statement on Form S-1 filed on June 20,2024, your registration statement on Form S-3MEF filed on June 21, 2024, and your prospectus supplement on Form 424B4 filed on June 24, 2024. We note the increase in the number of units offered, from “up to 838,926 units” to “3,921,500 units.” Please tell us which rules and guidance you relied on to cover the increase and show us how you applied such rules and guidance to arrive at the final offering numbers.

Response: The Company respectfully submits that the Form S-1MEF (which was inadvertently filed under Form S-3MEF type) was filed to increase the maximum aggregate offering price from $12,500,000 ($5,000,000 for shares of common stock and $7,500,000 for shares of common stock underlying warrants) to $15,000,000 ($1,000,000 increase for shares of common stock and $1,500,000 increase for shares of common stock underlying warrants), which reflects a 20% increase in the maximum aggregate offering price as allowed by Rule 462(b)(3) of the Securities Act. The number of units increased by more than 20% because the assumed offering price of the units in the preliminary prospectus was $5.95 per unit and the actual offering price per unit was $1.53.

We trust that the above is responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact our counsel, Jeffrey Wofford of Sichenzia Ross Ference Carmel LLP at 646 876 0618.

Sincerely,

/s/ Mark Thoenes
Mark Thoenes
Interim Chief Executive Officer